Exhibit 4.9

FY13

Discretionary Bonus Plan – North America

CONFIDENTIAL

FY13 Discretionary Bonus Plan – North America

This document contains the terms and conditions of the FY13 Discretionary Bonus Plan (DBP).

This document may not be reproduced nor distributed outside of SMART unless the prior written consent of the Vice President, People Services is obtained.

Definitions. Words that appear in bold text in this plan have the following meanings:

active employment:	means that you are actively delivering employment services to SMART and are not on a leave of absence;

bonus period:	means April 1, 2012 through March 31, 2013;

company performance:	has the meaning given to it in Section 2.2;

company performance bonus:	has the meaning given to it in Section 2.2;

eligibility conditions:	means those conditions specified in Section 1.1;

employment income:	means your annual gross income on account of your regular earnings;

fiscal year:	means April 1, 2012 to March 31, 2013, or such other annual fiscal period as may be established by SMART from time to time;

good standing:	means that you have not been subject to performance or disciplinary measures within the bonus period sufficient to cause you to be put on written notice that your continued employment with SMART is at risk;

leave of absence:

(i)	the temporary cessation of active employment greater than ten (10) days with the intent to return to work, and includes, but is not limited to, unpaid vacation days and educational, travel, maternity and parental leaves; or

(ii)	a leave on account of a short-term or long-term disability approved by SMART’s insurance carrier.

target bonus percentage:	has the meaning given to it in Section 2.1;

personal performance:	has the meaning given to it in Section 2.3;

personal performance bonus:	has the meaning given to it in Section 2.3;

plan:	means this Discretionary Bonus Plan, as same may be amended from time to time;

regular earnings:	means compensation for services rendered at your regular rate of pay and excludes benefits that might be included in your income as reflected on your annual income tax return form, prior bonuses or other incentive pay of any kind;

SMART:	means SMART Technologies Inc. or such other 100% owned subsidiary.

CONFIDENTIAL	2	2013 Discretionary Bonus Plan – North America

1.0	Eligibility

1.1	Eligibility Conditions.

If you

a.	receive formal notification that you are eligible to participate in the plan;

b.	do not otherwise earn any employment income from SMART on account of sales incentives; and

c.	are employed with SMART prior to March 31, 2013.

2.0	Bonus Calculations

2.1	Bonus. The bonus is based on four components – your regular earnings, your target bonus percentage, company performance and personal performance. The target bonus percentage and percentage of bonus payable based on company and personal performance are detailed in Schedule A of this plan.

2.2	Company Performance Bonus. Within ninety (90) days of the end of the fiscal year, executive management of SMART will determine whether company performance (“company performance”) has been achieved having regard to the financial performance of SMART on a consolidated basis and in accordance with generally accepted accounting principles (GAAP). There is a threshold over which the company must achieve before bonuses become payable and a sliding scale above that threshold to a maximum payout of 150%. Generally, this performance threshold and actual company performance will be measured by reference to adjusted net income.

2.3	Personal Performance Bonus. Personal performance is deemed to be your goal score as determined during your annual performance review. The maximum possible payout for the personal performance portion of the bonus is 125%.

3.0	Adjustments

3.1.	Departure from and Re-commencement of Employment with SMART. If you voluntarily terminate your employment from SMART and then recommence it during the bonus period, the total of all your regular earnings during the bonus period will be used.

3.2	Leave of Absence. If you take a leave of absence during the bonus period, your company performance bonus and your personal performance bonus, if any, will be reduced by virtue of your reduced employment income during your leave of absence.

3.3	Good Standing. If you are not in good standing throughout the bonus period, your bonus may be reduced based on the feedback of your manager and agreement of the VP.

4.0	Termination of Employment

4.1	Termination of Employment. If your employment with SMART is terminated without cause, you will remain eligible to receive a company performance bonus, if any, provided that your last day of active employment with SMART plus the applicable statutory notice period extends past the end date of the bonus period. In such circumstances, you will receive the company performance bonus in accordance with Section 5.2.

CONFIDENTIAL	3	2013 Discretionary Bonus Plan – North America

4.2	Resignation. If you resign from SMART prior to payout of any bonus amounts, you will forfeit any amounts owing under the plan. You must be in active employment on the scheduled date of payout to receive your company performance bonus and personal performance bonus.

4.3	Acknowledgement. Eligibility for, or possible payments of, the company performance bonus and/or the personal performance bonus are not integral parts of your ongoing compensation. By participating in this plan, you agree that eligibility and possible payments under this plan, together with payments under any prior plans that you have been a participant in while employed with SMART will not be factored into any severance compensation that may be owing to you in the future should your employment with SMART be terminated without just cause unless inclusion is specifically provided for in your employment agreement. Specifically, any possible payment under this plan or prior payments will not be taken into account in a severance calculation, regardless of whether you or SMART have a defined severance formula in an employment agreement or offer letter, or whether your circumstances are governed by the common law, unless inclusion is specifically provided for in your employment agreement.

5.0	Administration

5.1	Must be in Active Employment and in Good Standing on date of payment.

(i)	you must be in active employment and in good standing on the scheduled date of payment in order to receive your company performance bonus and personal performance bonus; and

(ii)	if, on the scheduled date of payment, you are not in good standing or in active employment, you will have your payment, if any, for the bonus period accrued for up to six (6) months, at which time your status will be reviewed by the administrators of this plan. Your payment will then be made (or not) having regard to the circumstances of your case.

5.2	Payment. Bonuses are targeted for payout at the end of June each year via regular payroll. All statutory deductions and applicable withholdings will be made at the time of payment.

6.0	Discretion

6.1	Discretionary Decisions. This plan has been drafted to provide for most situations and contingencies. There may be certain events or circumstances that are unique or that were not contemplated at the time of drafting this plan. Accordingly, executive management reserves the right to exercise its discretion in choosing to make (or not) reward payments in any particular case, having regard, in each instance to the general spirit and intent of this plan, the individual employee and legislative requirements, if any.

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CONFIDENTIAL	4	2013 Discretionary Bonus Plan – North America

Schedule A – FY13 Discretionary Bonus Plan – North America Details

(Percentage to be selected based on participant level)

Target
Corporate Performance Score
Personal Performance Score
Eligible Earnings
Target bonus %
• Adjusted net income
Halogen Score
Target = 100%
Max = 125%
• Pay in past fiscal year for work done in past fiscal year
• Generally, "regular earnings" on your pay stub
• Excluded: sales incentives, past bonus payments, special payments
VP = 50%
Director = 30%
Sr. Manager = 25%
Manager = 20%
Team Lead = 12%
IC = varies%
Weighting:
VP = 75%
Director = 70%
Sr. Manager = 65%
Manager = 60%
Team Lead = 35%
IC =varies
Weighting:
VP = 25%
Director = 30%
Sr. Manager = 35%
Manager = 40%
Team Lead = 65%
IC = varies
Corporate Score X weighting
Halogen Score X weighting
$ ______
X
____ %
Result
+
Result
Target
x
Performance Results
=
Bonus Payout

CONFIDENTIAL